Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF DDC ENTERPRISE LIMITED April 15, 2024 GO GREEN e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via https : //equiniti . com/us/ast - access to enjoy online access . NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/27664 Please sign, date and mail your proxy card in the envelope provided as soon as possible. INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: x Please detach along perforated line and mail in the envelope provided. 20530300300300300000 9 041524 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS NO. 1 – 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE O Matthew Gene Mouw O Samuel Chun Kong Shih 1 . To ratify and approve the appointment of KPMG Huazhen LLP as auditor of the Company for the fiscal year ended December 31 , 2023 and the fiscal year ending December 31 , 2024 , and to authorize the board of directors of the Company to fix the remuneration of the auditor ; 3 . To increase and reorganize the authorized share capital of the Company FROM US $ 1 , 614 , 000 divided into 100 , 000 , 000 Class A Ordinary Shares of a nominal or par value of US $ 0 . 016 each and 875 , 000 Class B Ordinary Shares of a nominal or par value of US $ 0 . 016 each TO US $ 3 , 388 , 000 divided into 200 , 000 , 000 Class A Ordinary Shares of a nominal or par value of US $ 0 . 016 each, 1 , 750 , 000 Class B Ordinary Shares of a nominal or par value of US $ 0 . 016 each, and 10 , 000 , 000 preferred shares of a nominal or par value of US $ 0 . 016 each ; 5 . To approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4 (the “Adjournment Proposal”) . In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting . This proxy when properly executed will be voted as directed herein by the undersigned share - holder . If no direction is made, this proxy will be voted FOR the Proposals . FOR AGAINST ABSTAIN WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) 2. Election of Directors: To re - elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association. NOMINEES: FOR ALL NOMINEES O Norma Ka Yin Chu O Katherine Shuk Kwan Lui O Chia Hung Yang FOR AGAINST ABSTAIN To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. FOR AGAINST ABSTAIN 4 . To approve the amendments to 2023 Employee Share Option Plan (“ 2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $ 0 . 016 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 1 , 000 , 000 Class A Ordinary Shares to 3 , 200 , 000 Class A Ordinary Shares (subject to further amendment and annual increase as further described in the proxy statement accompanying this proxy) (the “ 2023 ESOP Amendment Proposal”) ; and FOR AGAINST ABSTAIN

INSTRUCTIONS : To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: PROXY VOTING INSTRUCTIONS x Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 20530300300300300000 9 041524 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS NO. 1 – 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE COMPANY NUMBER ACCOUNT NUMBER ANNUAL GENERAL MEETING OF SHAREHOLDERS OF DDC ENTERPRISE LIMITED April 15, 2024 O Matthew Gene Mouw O Samuel Chun Kong Shih WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) 2. Election of Directors: To re - elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association. NOMINEES: FOR ALL NOMINEES O Norma Ka Yin Chu O Katherine Shuk Kwan Lui O Chia Hung Yang NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/27664 1 . To ratify and approve the appointment of KPMG Huazhen LLP as auditor of the Company for the fiscal year ended December 31 , 2023 and the fiscal year ending December 31 , 2024 , and to authorize the board of directors of the Company to fix the remuneration of the auditor ; 3 . To increase and reorganize the authorized share capital of the Company FROM US $ 1 , 614 , 000 divided into 100 , 000 , 000 Class A Ordinary Shares of a nominal or par value of US $ 0 . 016 each and 875 , 000 Class B Ordinary Shares of a nominal or par value of US $ 0 . 016 each TO US $ 3 , 388 , 000 divided into 200 , 000 , 000 Class A Ordinary Shares of a nominal or par value of US $ 0 . 016 each, 1 , 750 , 000 Class B Ordinary Shares of a nominal or par value of US $ 0 . 016 each, and 10 , 000 , 000 preferred shares of a nominal or par value of US $ 0 . 016 each ; 5 . To approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4 (the “Adjournment Proposal”) . In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting . This proxy when properly executed will be voted as directed herein by the undersigned share - holder . If no direction is made, this proxy will be voted FOR the Proposals . FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. FOR AGAINST ABSTAIN 4 . To approve the amendments to 2023 Employee Share Option Plan (“ 2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $ 0 . 016 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 1 , 000 , 000 Class A Ordinary Shares to 3 , 200 , 000 Class A Ordinary Shares (subject to further amendment and annual increase as further described in the proxy statement accompanying this proxy) (the “ 2023 ESOP Amendment Proposal”) ; and FOR AGAINST ABSTAIN INTERNET - Access “ www . voteproxy . com ” and follow the on - screen instructions or scan the QR code with your smartphone . Have your proxy card available when you access the web page . TELEPHONE - Call toll - free 1 - 800 - PROXIES ( 1 - 800 - 776 - 9437 ) in the United States or 1 - 201 - 299 - 4446 from foreign countries from any touch - tone telephone and follow the instructions . Have your proxy card available when you call . Vote online/phone until 11 : 59 PM EST the day before the meeting . MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible . VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet . To attend the meeting via the Internet, please visit https : //web . lumiconnect . com/ 228736879 (password : ddc 2024 ) and be sure to have your control number available . GO GREEN - e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via https : //equiniti . com/us/ast - access to enjoy online access .

0 14475 DDC ENTERPRISE LIMITED Proxy for Annual General Meeting of Shareholders on April 15, 2024 Solicited on Behalf of the Board of Directors NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of DDC Enterprise Limited (the “Company”) will be held virtually on April 15 , 2024 , at 8 : 00 p . m . , Eastern Daylight Time . Eligible shareholders, as well as duly appointed proxyholders will be able to attend virtually, participate and vote at the Meeting . The board of directors of the Company has determined to convene and conduct the AGM in a virtual meeting format at https : //web . lumiconnect . com/ 228736879 (password : ddc 2024 ) . Shareholders will NOT be able to attend the AGM in person . This proxy statement includes instructions on how to access the virtual AGM and how to listen and vote from home or any remote location with Internet connectivity . (Continued and to be signed on the reverse side) 1.1